EXHIBIT 10.2

CLECO CORPORATION
DEFERRED COMPENSATION PLAN
Amendment
(Code Section 409A Compliance)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Cleco Corporation Deferred Compensation Plan, which plan was first effective as of August 1, 2000 (the "Plan");

Whereas, such Plan constitutes a "deferred compensation" arrangement within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and must now be amended to comply with the provisions thereof;

Now, Therefore, the Plan shall be amended effective as of January 1, 2009 or such other date or dates as may be provided below.

1.   **Definitions:**

        1.1   Section 2.1 of the Plan shall be amended and restated in its entirety as follows:

        "2.1   **Accounts** or **Account** means the aggregate of a Participant's Deferred Benefit Account, Directors' Predecessor Account and/or Nesbitt Deferred Benefit Account, as the case may be; the term **Prior Plan Balance** means the balance of a Participant's Account determined as of December 31, 2004, as adjusted for earnings, gains or losses thereafter in accordance with Article VI hereof; the term **Current Balance** means the portion of any such Account attributable to deferrals and other contributions made after December 31, 2004, as adjusted for earnings, gains or losses thereafter in accordance with Article VI hereof.

        1.2   Section 2.4 of the Plan shall be amended and restated in its entirety as follows:

        "2.4   **Benefit Commencement Date** means the date on which a Participant's Retirement Benefit is first eligible for distribution hereunder. Such date shall be designated by each Participant and shall be no earlier than a Participant's Separation Date and no later than the last day of the calendar year in which a Participant attains age 75. Any designation hereunder shall be made in accordance with the provisions of Article VII hereof and shall be subject to modification as provided therein."

        1.3   The first sentence of Section 2.12 of the Plan shall be restated as follows:

        "2.12   **Compensation** shall mean base salary paid by the Company or an Affiliate to a Participant for services rendered during a calendar year, but only for complete payroll periods ending and paid within such year, which amount shall be determined before reduction for compensation deferred pursuant to this Plan or any other plan of deferred compensation maintained by the Company or an Affiliate, including any such plan maintained in accordance with Code Section 401(k) or 125."

        1.4   Section 2.15 of the Plan shall be amended and restated to read in its entirety as follows:

        "2.15   The term "**Disability**" shall mean that a Participant, by reason of a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months, (a) has been receiving income replacement benefits for a period of not less than three months under a separate long-term disability plan or policy maintained by the Company or an Affiliate, or (b) is unable to engage in any substantial gainful employment."

1.5   Section 2.19 of the Plan shall be amended and restated to read in its entirety as follows:

"2.19   **Financial Hardship** shall mean that a Participant has suffered a severe financial hardship as a result of (a) an illness or accident of the Participant, the Participant's spouse, the Participant's beneficiary, or the Participant's dependent, (b) the loss of property due to casualty that is not covered by insurance, or (c) the occurrence of similar, extraordinary and unforeseeable circumstances arising as a result of an event beyond the Participant's control."

1.6   Section 2.21 of the Plan shall be amended and restated in its entirety:

"2.21   **Participant** means an executive officer, manager, or other officer or key employee of the Company or an Affiliate or an Eligible Director for whom an Account is maintained hereunder. A **New Participant** is a Participant first designated as such on or after January 1, 2005. A **Continuing Participant** is a Participant who is credited with a Prior Plan Balance as of January 1, 2005 and is not in pay status as of such date."

1.7   Section 2.28 shall be added to the Plan to read in its entirety as follows:

"2.28   **Retirement Benefit** shall mean a benefit, other than a Short Term Deferral, payable in accordance with Article VII hereof."

1.8   Section 2.29 shall be added to the Plan to read in its entirety as follows:

"2.29   **Compliance Definitions.** The following terms shall have the meanings ascribed to them herein:

a.   **Specified Employee** shall be determined in accordance with Code Section 409A and shall generally mean that a Participant is a 'key employee' of the Company or an Affiliate within the meaning of Code Section 416(i), (ii) or (iii), but determined without regard to paragraph (i)(5) thereof, as of his or her Separation Date. A Participant who satisfies such requirement as of a December 31st shall be considered a Specified Employee hereunder during the 12-month period commencing on the immediately following April 1st.

b.   **Separation Date** shall mean the later of the date on which (a) a Participant's employment with the Company and its Affiliates ceases, or (b) the Company and such Participant reasonably anticipate that the Participant will perform no further services for the Company and its Affiliates, whether as a common law employee or independent contractor. Notwithstanding the foregoing, a Participant may be deemed to incur a Separation Date if he or she continues to provide services to the Company or an Affiliate, provided such services are not more than 20% of the average level of services performed by such Participant, whether as an employee or independent contractor, during the immediately preceding 36-month period.

c.   **Prior Plan** means this Plan as in effect October 4, 2004.

2.   Deferrals:

2.1   The following Section 4.1d shall be added to the Plan to read in its entirety as follows:

"d.   As to any Bonus that is 'performance based compensation' within the meaning of Code Section 409A, the Committee may permit the deferral of such amount not later than the last day of the seventh calendar month preceding the end of the performance cycle with respect to which such Bonus is payable."

2.2   The text of Section 4.2 of the Plan shall be deleted and such section marked "Reserved."

2.3   The last sentence of Section 4.3a of the Plan shall be amended and restated as follows:

"a.   Any such election shall be irrevocable and shall be received and accepted by the Committee not later than (i) the first day of the service or performance period during which such designated option shall be vested, or (ii) if such designated option may be deemed performance based compensation within the meaning of Code Section 409A, the last day of the seventh calendar month preceding the end of the performance cycle applicable to such option."

2.4   Section 4.4 of the Plan shall be amended to exclude the Short Term Deferral of any Bonus thereunder.

3.   Distribution of Retirement Benefits:

3.1   The text of Section 7.4 of the Plan shall be deleted and the following shall be substituted:

"7.4   **New Participants.** Each New Participant shall execute a Schedule A designating, with respect to any Retirement Benefit payable hereunder, (a) his or her Benefit Commencement Date, (b) the form in which such benefit shall be paid, and (c) whether his or her Account shall be distributed in the event of a Change in Control or Business Transaction, as follows:

a.   Such schedule shall first be completed and delivered to the Committee within the time determined under Section 4.1a hereof;

b.   Prior to the earlier of December 31, 2008, or his or her Benefit Commencement Date, a New Participant may amend his or her Schedule A by designating, subject to any limitations imposed under Code Section 409A, (x) a new Benefit Commencement Date, which may precede his or her Separation Date, (y) a new form of payment, and/or (z) whether his or her Account shall be distributed on account of a Change in Control or Business Transaction;

c.   After December 31, 2008, such Participant may modify his or her designation of a Benefit Commencement Date or form of payment in accordance with Section 7.5 hereof; any designation with respect to a Change in Control or Business Transaction shall be irrevocable; and

d.   If a New Participant fails to timely complete and deliver to the Company his or her Schedule A, he or she shall be deemed to have (x) designated his or her Separation Date as his or her Benefit Commencement Date, (y) elected distribution in the form of five substantially equal installment payments, and (z) elected not to receive benefits on account of a Change in Control or Business Transaction.

Unless the Committee otherwise provides, a New Participant shall execute only one Schedule A with respect to his or her Retirement Benefit."

3.2   Section 7.5 of the Plan shall be amended and restated to read in its entirety as follows:

"7.5   **Modification of Schedule A.** After December 31, 2008, a Participant shall be entitled to modify his or her Benefit Commencement Date or form of payment with respect to his or her Current Balance on Schedule A hereto or such other form as may be acceptable to the Committee, provided that any such modification:

a.   Shall be given effect 12 months after the date on which it is received and accepted by the Committee or its designee;

b.   Shall operate to postpone the Participant's Benefit Commencement Date for a period of not less than five years, measured from the Benefit Commencement Date in effect immediately prior to such modification; and

c.   Shall be made not less than 12 months prior to the date on which such Participant's Retirement Benefits are otherwise scheduled to be paid hereunder.

For purposes of this Section 7.5, a series of installment payments shall be treated as a single payment made on a Participant's Benefit Commencement Date.

As to any Prior Plan Balance, a Continuing Participant shall be entitled to modify his or her Schedule A or similar elective document at the time or times permitted and subject to any further limitations imposed under the Prior Plan."

3.3   The following section 7.8 shall be added to the Plan to read in its entirety as follows:

"7.8   **Continuing Participants.** Notwithstanding any provision of the Plan to the contrary, as to the Account of a Participant who is credited with a Prior Plan Balance as of January 1, 2005 and is not in pay status as of such date (a "Continuing Participant"):

a.   The portion of such Participant's Retirement Benefit consisting of his or her Prior Plan Balance shall be distributed in accordance with the terms of the Prior Plan and any Schedule A executed or deemed made thereunder, as the same may be modified in accordance with Section 7.5 hereof;

b.   The portion of such Participant's Retirement Benefit consisting of his or her Current Balance, if any, shall be subject to the following special rules:

i.   Prior to the earlier of December 31, 2008, or his or her Benefit Commencement Date, such Continuing Participant may deliver to the Committee a Schedule A designating, subject to any limitations imposed under Code Section 409A, (x) his or her Benefit Commencement Date, which may precede his or her Separation Date, (y) the form in which such benefit shall be paid, and (z) whether distribution shall be made on account of a Change in Control or Business Transaction;

ii. After December 31, 2008, any designation as to the form of payment or Benefit Commencement Date shall be subject to modification as provided in Section 7.5 hereof; any election with respect to a Change in Control or Business Transaction shall be irrevocable; and

iii. If such Continuing Participant fails to timely deliver a Schedule A as provided herein or has not previously completed as Schedule A as to his or her Current Balance, he or she shall be deemed to have (x) designated his or her Separation Date as his or her Benefit Commencement Date, (y) elected distribution in the form of five substantially equal installment payments, and (z) elected not to receive benefits on account of a Change in Control or Business Transaction."

4.   Death Benefits:

4.1   Section 8.2 of the Plan shall be amended and restated as follows:

"8.2   **Participant's Death Before Benefit Commencement Date.** If a Participant dies before his or her Benefit Commencement Date, such Participant's Prior Plan Balance, if any, shall be paid in accordance with the terms of the Prior Plan, and his or her Current Balance shall be paid in the form of a single sum as of the first business day of the second calendar month following the Participant's date of death."

4.2   The text of Section 8.6 of the Plan shall be deleted and such section shall be marked "Reserved."

5.   Other Distributions and Payments:

5.1   The following sentence shall be added to Section 9.3 of the Plan to read in its entirety as follows:

"Notwithstanding any provision of this Plan to the contrary, any amount payable to a Participant hereunder shall be distributed in accordance with the terms of the Participant's Schedule A in effect as of his or her Separation Date, which shall be deemed irrevocable as of such date."

5.2   The second paragraph of Section 9.4 of the Plan shall be deleted and the second sentence of the first paragraph of Section 9.4 of the Plan shall be restated to read in its entirety as follows:

"For this purpose, the term '**Adverse Determination**' shall mean that, based upon Federal tax or revenue law, a published or private ruling or similar announcement issued by the Internal Revenue Service, a regulation issued by the Secretary of the Treasury, a decision by a court of competent jurisdiction, a closing agreement made under Section 7121 of the Code that is approved by the Internal Revenue Service and involves such Participant or a determination of counsel, this plan has failed to comply with Code Section 409A and, as a result, such Participant has or will recognize income for Federal income tax purposes with respect to any amount that is or will be payable under this Plan before it is otherwise to be paid hereunder."

5.3   The following provisions shall be added to Section 9.5 of the Plan, to read in their entirety as follows:

"Notwithstanding any provision of this Plan to the contrary:

a. A Participant's Prior Plan Balance shall be distributed upon the occurrence of a Change in Control or Business Transaction at the election of each Participant in accordance with and subject to the limitations of the Prior Plan; and

b. A Participant's Current Balance shall be distributed in the form of a single-sum, without diminution or reduction, if (i) as to a Change in Control, such Participant's Separation Date occurs within the 60-days preceding or the 36-month period following a Change in Control, and (ii) in any event, such Participant has elected to receive a distribution on account of a Change in Control or Business Transaction on Schedule A hereto, which election shall be made at the time or times permitted under Article VII hereof."

5.4   The following sentence shall be added to Section 9.6 of the Plan, to read in its entirety as follows:

"Notwithstanding any provision of this Plan to the contrary, if a Participant becomes Disabled, his or her Prior Plan Balance shall be distributed in accordance with the terms of the Prior Plan, and his or her Current Balance shall be distributed in the form of a single sum payment as of the first business day of the second calendar month following his or her Disability."

6.   Other Provisions:

1.   The last sentence of the first paragraph of Section 11.6 of the Plan shall be deleted and the second paragraph of such section shall be deleted.

2.   Section 12.1 of the Plan shall be amended and restated to read in its entirety as follows:

"12.1   **Termination**. The Board of Directors shall have the right, at any time, to terminate this Plan and, in the event of any such termination, shall provide written notice of any such action to each Participant hereunder.In the event of any such termination:

a. All deferrals and any Company Contributions hereunder shall cease;

b. Each Participant shall be fully vested and nonforfeitable in his or her Accounts;

c. Each Participant's Prior Plan Balance shall be distributed in accordance with the terms of the Prior Plan; and

d. Each Participant's Current Balance shall be distributed in accordance with the provisions of his or her Schedule A hereto, which shall remain subject to modification in accordance with Section 7.5 hereof."

3.   The following Section 12.7 shall be added to the Plan to read in its entirety as follows:

"12.7   **Small Accounts.** If the value of a Participant's Accounts is not more than the applicable limit determined under Code Section 402(g) as of his or her Disability, death, Separation Date or Benefit Commencement Date, as the case may be, then notwithstanding any provision of the Plan to the contrary, the Committee shall distribute such amount to the Participant in the form of an immediate single-sum payment as of such date."

4.   The following Section 12.8 shall be added to the Plan to read in its entirety as follows:

"12.8 **Specified Employee Delay**. Notwithstanding any provision of the Plan to the contrary, if a Participant is a Specified Employee as of his or her Separation Date, the commencement of any benefit or distribution attributable to his or her Current Balance that is made on account of his or her separation from service within the meaning of Code Section 409A, shall be delayed until the later of (a) the first business day of the seventh whole calendar month following his or her Separation Date, or (b) his or her Benefit Commencement Date. In the event of any delay hereunder, the first payment shall include, without liability for interest or loss of investment opportunity thereon, the principal amount of any benefits otherwise payable between the actual commencement of such benefits and such Participant's Benefit Commencement Date."

This Compliance Amendment was approved by the Company's Board of Directors on October 31, 2008, to be effective as of the date or dates set forth herein.

Cleco Corporation

By: /s/ G. W. Bausewine

Its: S.V.P., Corporate Services

Date: November 4, 2008